November 15, 2006

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	Willdan Group, Inc.
Registration Statement on Form S-1
Registration File No. 333-136444

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that in connection with the above-mentioned Registration Statement, 2,000 copies of the Preliminary Prospectus dated November 6, 2006, have been distributed to prospective Underwriters, institutional investors, dealers and others during the period from November 6, 2006 through the date hereof.

This letter shall also confirm that the underwriters with respect to the above described offering have complied and will continue to comply with all provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

WEDBUSH MORGAN SECURITIES INC.

By:	/s/ Jonathan S. Howe

Name: Jonathan S. Howe

Title: Managing Director